DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

April 12, 2018
VIA: ELECTRONIC DELIVERY

Kim McManus

Stacie Gorman

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission
100 F Street, NE

Mail Stop 3010 CF/AD8

Washington DC 20549-6010

Re:	Phillips Edison Grocery Center REIT III, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed March 13, 2018

File No. 333-217924

Dear Ms. McManus and Ms. Gorman:

On behalf of our client, Phillips Edison Grocery Center REIT III, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Amendment No. 3 to its Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Jeffrey Edison, Chief Executive Officer of the Company, dated April 5, 2018 (the “Comment Letter”). This letter provides a response to the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to show changes from the Company’s Amendment No. 2 to its Registration Statement on Form S-11, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 3.

Share Repurchase Program, page 196

1.	It appears that the terms of your repurchase program deviate from existing staff guidance. Please provide us with an analysis as to how your program is consistent with relief granted by the Division of Corporation Finance in prior no-action letters. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: We believe that the terms of the Company’s share repurchase program are consistent with the terms of share repurchase programs for which the Division of Corporation Finance has granted relief in prior no-action letters. In particular, in our telephone conversation on April 5, 2018, the Staff inquired as to three provisions in the Company’s share repurchase program.

Kim McManus

Stacie Gorman

U.S. Securities and Exchange Commission

April 12, 2018

Page Two

1.	A stockholder may submit a request for repurchase at any time under the share repurchase program. However, for a stockholder’s shares to be eligible for repurchase in a given month, such request must be received at least five business days before the relevant repurchase date, which is the last business day of such month. To the extent that a stockholder submits a share repurchase request before the end of a given month but less than five business days before the relevant repurchase date, such repurchase request will be retained as a request for repurchase during the following month’s repurchase cycle. The Company has revised the disclosure to explain this dynamic on page 197 of Amendment No. 3.

We note that the amended share repurchase program of Inland American Real Estate Trust, Inc. (“Inland”), for which the Division of Corporation Finance granted no-action relief in a letter dated February 24, 2011, required that repurchase requests be submitted at least five business days prior to the relevant repurchase date in order for shares to be repurchased on such date. Additionally, such program required that any withdrawal of a repurchase request must be received by Inland at least five business days prior to the repurchase date in order for it to be effective. The provisions of the Company’s share repurchase program mirror these provisions of the amended share repurchase program of Inland.

2.	With respect to the exceptions to pro rata repurchases in the event that such pro rata repurchases would result in a stockholder owning less than half of the minimum purchase requirement or more than half but less than all of the minimum purchase requirement, we note the no-action relief granted by the Division of Corporation Finance to Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), in a letter dated June 26, 2007. The terms of the repurchase provisions of Wells REIT II provided that Wells REIT II would “generally purchase shares on a pro rata basis” (emphasis added), and the description of Wells REIT II’s share redemption program included as Exhibit A to Wells REIT II’s no-action request specifically stated that the share redemption program would:

deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in the shareholder owning less than half of the minimum amounts required by applicable state law, then [Wells REIT II] would redeem all of the shareholder’s shares; and (ii) if a pro rata redemption would result in the shareholder owning more than half but less than all of the amounts required by applicable law, then [Wells REIT II] would not redeem any shares that would reduce the shareholder’s holdings below the minimum amount.

The corresponding provision in the Company’s share repurchase program is virtually identical to the provision in the Wells REIT II share redemption program for which no-action relief was granted.

Kim McManus

Stacie Gorman

U.S. Securities and Exchange Commission

April 12, 2018

Page Three

Additionally, we believe that the rationale for the inclusion of this provision in the Company’s share repurchase program mirrors the purpose of odd-lot tender offers, which is to reduce the disproportionately high cost of servicing small stockholder accounts. We note that paragraph (h)(5) of Rule 13e-4 specifically excludes odd-lot tender offers from the application of Rule 13e-4. We also believe that investors prefer not to maintain small investment amounts for which the investor must continually make repurchase requests in order to eventually redeem all of their shares.

Further, the Company’s charter provides that, unless a stockholder is transferring all of his shares of common stock, each transfer of shares of common stock for value must comply with the requirements regarding minimum initial investment amounts set forth in any then-effective registration statement of the Company as such registration statement has been amended or supplemented as of the date of such transfer for value or any higher or lower applicable state requirements with respect to minimum initial and subsequent cash investment amounts in effect as of the date of the transfer. Therefore, a pro rata repurchase that resulted in the stockholder’s ownership of common stock in an amount less than the current required minimum purchase amount would violate the Company’s charter.

3.	Lastly, with respect to the exclusion of secondary purchasers from participation in the share repurchase program, we note that the Division of Corporation Finance granted no-action relief to Dividend Capital Total Realty Trust Inc. (“Dividend Capital”) in a letter dated July 12, 2012 and that Dividend Capital’s request for relief stated the following (emphasis added):

The New Redemption Plan, including redemption upon the death or disability of a stockholder, is not intended to provide liquidity to any stockholder (and any subsequent transferee of such stockholder) who acquired, directly or indirectly, his or her shares by purchase or other taxable transaction from another stockholder, unless shares acquired in such transactions are approved for redemption by the Company’s management in its sole discretion. In connection with a request for redemption, the requesting stockholder or his or her estate, heir or beneficiary will be required to certify to the Company that the stockholder either (1) acquired the shares to be repurchased directly from the Company and no direct or indirect transfer of the shares has occurred since the stockholder acquired the shares from the Company, or (2) acquired the shares from the original stockholder, directly or indirectly, by way of one or more transactions that were not for cash (or other consideration) in connection with a non-taxable transaction, including transactions for the benefit of a member of the original stockholder’s immediate or extended family (including the original stockholder’s spouse, parents, siblings, children or grandchildren and including relatives by marriage) through a transfer to a custodian, trustee or other fiduciary for the account of the original stockholder or members of the original stockholder’s immediate or extended family in connection with an estate planning transaction, including by bequest or inheritance upon death or operation of law.

Kim McManus

Stacie Gorman

U.S. Securities and Exchange Commission

April 12, 2018

Page Four

The Company has included a similar provision in its share repurchase program for reasons that mirror the rationale communicated by Dividend Capital in its request for relief. Stockholders who have acquired their shares for value from a source other than the Company have typically acquired them on an illiquid secondary market or in tender offers (often mini-tender offers for less than 5% of outstanding shares). Exploiting the illiquidity of the shares, the prices paid by these subsequent purchasers are almost always well below fair value. If the Company were to include such shares for participation in its share repurchase program, the program would motivate exploitive mini-tender offers and would reduce the level of participation available for original purchasers.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by e-mail at robert.bergdolt@dlapiper.com or by phone at (919) 786-2002 with any questions or additional comments.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner